

September 9, 2010

Bruce Davis
Chief Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re:** **Digimarc Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010, as amended August 6, 2010**
> **File No. 001-34108**

Dear Mr. Davis:

We have reviewed your letter dated August 6, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 6, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1: Business

Overview, page 1

1.   We note your response to prior comment 2 and the related disclosure with respect to revenues by geographic area provided in your Form 10-K/A filed on August 6, 2010, and your Form 10-Q filed on July 30, 2010. We do not object to the disclosure provided in these filings based on certain assertions contained in your

response, including that the company is unable to determine the individual countries from which revenues are derived under its agreement with the Bank for International Settlements, and that you therefore attribute revenues based on the location to which fees under this agreement are billed. However, please note in connection with the preparation of future filings that we are unable to concur at this time with the company's general assertion that it would not be required to disclose the specific countries from which revenues are derived under the agreement, even if known and material, because doing so would require the company "to disclose certain information for which confidential treatment [under Exchange Act Rule 24b-2] has been sought and granted." Except in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement, or information that is material to investors, is not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA, and such information is generally required to be disclosed in the applicable filing, even if confidential. See Section II.B.2 of Staff Legal Bulletin No. 1A. Please confirm your understanding in this regard.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Katherine Wray, Staff Attorney, at (202) 551-3483. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief